UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

18 December 2024

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exchange release

18 December 2024

Federal Court of Australia Representative Proceedings

BHP has been served with a representative class action proceeding that has been filed in the Federal Court of Australia in relation to allegations of sexual harassment and sex discrimination. The claim is brought on behalf of all women who worked at BHP’s Australian workplaces at any time during the period 12 November 2003 to 11 March 2024 who were impacted by the alleged conduct.

The proceeding is at a preliminary stage and the amount of damages sought is unspecified.

BHP’s absolute priority is the safety and wellbeing of its people. Any form of harassment is not tolerated at BHP.

Authorised for release by Stefanie Wilkinson, Group General Counsel and Group Company Secretary.

Contacts
Media media.relations@bhp.com	Investor Relations investor.relations@bhp.com

Australia and Asia Josie Brophy +61 417 622 839	Australia and Asia John-Paul Santamaria +61 499 006 018

Europe, Middle East and Africa Gabrielle Notley +61 411 071 715	Europe, Middle East and Africa James Bell +44 7961 636 432

Americas Renata Fernandez +56 9 8229 5357	Americas Monica Nettleton +1 (416) 518-6293

BHP Group Limited

ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Level 18, 171 Collins Street

Melbourne

Victoria 3000 Australia

Tel: +61 1300 55 4757 Fax: +61 3 9609 3015

BHP Group is headquartered in Australia

bhp.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: December 18, 2024	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary